SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 31, 2002

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

Enclosure:	INTERIM REPORT FOR JANUARY–SEPTEMBER 2002

INSTRUMENTARIUM INTERIM REPORT FOR JANUARY-SEPTEMBER 2002
GROUP NET SALES AND PROFIT
DEVELOPMENT BY BUSINESS SEGMENT
SPACELABS MEDICAL ACQUISITION
FINANCING
R&D EFFORTS AND CAPITAL EXPENDITURE
OWN SHARES
PURCHASE OF OWN SHARES, TRANSFER AND INCREASE IN SHARE CAPITAL
BONUS SHARE ISSUE
PROSPECTS TO THE YEAR END
INCOME STATEMENT
DEVELOPMENT BY BUSINESS SEGMENT
BALANCE SHEET
CASH FLOW STATEMENT
PER SHARE DATA
NET SALES BY MARKET AREA
DERIVATIVE FINANCIAL INSTRUMENTS

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INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY-SEPTEMBER 2002

Instrumentarium’s results for January-September improved, despite the negative impact of the Spacelabs acquisition on third quarter profitability. Following the acquisitions and divestments during the year, Instrumentarium is now completely focussed on medical technology.

•	Net sales EUR 772.0 million (for year 2001: EUR 712.4 million)

•	Operating profit before non-recurring items and amortization of goodwill EUR 84.7 million (EUR 82.9 million)

•	Income before extraordinary items EUR 66.6 million (EUR 60.5 million)

•	Earnings per share EUR 0.89 (EUR 0.86)

GROUP NET SALES AND PROFIT

Instrumentarium’s net sales for January-September were EUR 772.0 million (EUR 712.4 million), an increase of 8% compared to the same period in the previous year. The acquisition of Spacelabs Medical in July was the biggest factor impacting growth in sales and as a result the Anesthesia and Critical Care segment achieved 9% growth in sales. For Datex-Ohmeda alone, sales for the first nine months were at the same level as in the corresponding period in the previous year. In relative terms, the increase in sales was highest for the Medical Equipment segment, in which the combined sales of Instrumentarium Imaging and Soredex increased 48%, with organic growth of 30%. The net impact on sales of the businesses divested earlier in the year was to reduce Group sales by two percentage points for the nine months.

Operating profit before non-recurring items and amortization of goodwill was EUR 84.7 million (EUR 82.9 million). There was clear growth in operating profit for the Anesthesia and Critical Care segment due to the continuing improvement in profitability at Datex-Ohmeda. The operating profit for Spacelabs Medical in July-September was clearly negative. Operating profit for the Medical Equipment segment was lower than in the previous year, primarily due to the modest profitability at Ohmeda Medical in the first half of the year. However, the operating result for the third quarter improved strongly. Operating profit for Optical Retail was somewhat lower than in the previous year.

Other operating income was a net EUR 5.4 million (EUR 0.3 million) and primarily comprised gains on the sale of fixed assets and rental income. Non-recurring expenses were a net EUR 5.6 million and they comprised the restructuring and integration costs as well as other non-recurring costs related to the acquisitions and divestments, offset by non-recurring income related to the gain on sale of the hospital furniture business. Net financial items were positive at EUR 0.4 million (EUR -10.1 million) due to positive foreign exchange rate differences related to hedging foreign currencies in operations. Income before extraordinary items was EUR 66.6 million (EUR 60.5 million). Earnings per share were EUR 0.89 (EUR 0.86).

In September Instrumentarium signed an agreement to sell the Optical Retail business to Holland-based Pearle Europe B.V. for EUR 124.4 million. The gain on the sale after tax and costs related to the transaction is estimated to be EUR 77 million.

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DEVELOPMENT BY BUSINESS SEGMENT

Anesthesia and Critical Care

Net sales for the Anesthesia and Critical Care segment, totaled EUR 541.5 million (EUR 497.5 million), which is 9% higher than in the previous year. Growth was due to the Spacelabs Medical acquisition. Sales for Spacelabs Medical in July-September were EUR 44.6 million and, as expected due to the integration process of the businesses, lower than for the corresponding period last year. Sales for Datex-Ohmeda were at the same level as for the previous year’s nine-month period.

By product area in the Anesthesia and Critical Care segment highest growth in sales was in patient monitoring, due to the acquisition. Datex-Ohmeda’s sales of patient monitors were lower than last year. Sales of both integrated anesthesia workstations and stand-alone anesthesia machines increased. Also, sales of service grew.

By market area, growth was strongest in the Asia-Pacific region. In North America growth in sales was due to the acquisition. Datex-Ohmeda’s sales in the USA increased, but sales to Canada were clearly down due to the large deliveries to Canada scheduled for the comparable period in the previous year. Sales in Europe were lower. For the Anesthesia and Critical Care segment, North America accounted for 49% of sales, Europe for 33%, the Asia-Pacific region for 13% and the rest of the world for 5%.

Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment grew to EUR 71.9 million (EUR 62.8 million). The higher operating profit was primarily due to improved gross margins at Datex-Ohmeda. The operating result for Spacelabs Medical for July-September was a loss of EUR 5.2 million. Efforts to develop Deio went according to plan and negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 6.5 million (EUR 7.3 million).

Medical Equipment

Sales in the Medical Equipment segment were EUR 147.7 million (EUR 118.5 million), representing growth of 25% over the previous year. The growth in sales was solely due to the strong increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. At Ohmeda Medical, sales of infant care and suction and oxygen therapy products were lower than last year.

The combined sales of Instrumentarium Imaging and Soredex increased by 48% to EUR 94.4 million (EUR 63.8 million). Organic growth was approximately 30%. Clear growth in sales was recorded in each of the three product areas, dental, mammography and surgical imaging devices. Sales of dental products without the effect of the acquisition increased by approximately one-third. Strongest organic growth was, however, in the mammography product area. The combined profitability of the diagnostic imaging divisions was slightly less than the level of the previous year, due to a lower gross margin. The decline in the gross margin was primarily due to additional manufacturing and marketing costs associated with bringing new products to market.

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Ohmeda Medical’s net sales remained at the previous year’s level and were EUR 50.4 million (EUR 50.8 million). After a slow start to the year, sales grew strongly in the third quarter of the year for both neonatal care products, as well as suction and oxygen therapy products. Sales have been hampered during the year by the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since the beginning of August last year related to a patent infringement dispute in the USA brought by plaintiff Hill-Rom, Inc. An agreement with Hill-Rom was reached on 19 August 2002, after which Ohmeda Medical has been able to sell the Giraffe OmniBed product. Operating profit at Ohmeda Medical was lower than in the same period for the previous year, but was clearly positive. The main reason for the reduced profitability were the lower margins of other products delivered while Giraffe OmniBed was not available for sale.

In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 8.7 million (EUR 10.9 million). The lower operating profit was due to weaker profitability at Ohmeda Medical.

Optical Retail

Net sales for the Optical Retail segment were EUR 78.5 million (EUR 77.0 million), representing growth of 2% compared to the previous year. Segment operating profit before non-recurring items and amortization of goodwill was EUR 7.3 million (EUR 7.7 million). On 19 September 2002 Instrumentarium announced that it had signed an agreement to sell the Optical Retail business to Holland-based Pearle Europe B.V. for EUR 124.4 million. The gain on the sales after tax and costs related to the transaction is estimated to be EUR 77 million, to be recorded as extraordinary income in the fourth quarter.

SPACELABS MEDICAL ACQUISITION

Instrumentarium has completed its 90-day planning period for the incorporation of the Spacelabs Medical businesses into Instrumentarium’s anesthesia and critical care operations. Spacelabs Medical will be responsible for Instrumentarium’s critical care operations in the USA and outside North America Spacelabs Medical’s operations are to be integrated into Datex-Ohmeda. The strategic alternatives for the areas outside Spacelabs Medical’s core business are being assessed.

As a consequence of the acquisition, approximately EUR 40 million of non-recurring charges to cover restructuring, integration and other re-organization will be recorded in the income statement as well as the balance sheet for the full year 2002. Non-recurring expenses to be recorded in the income statement are not expected to exceed EUR 10 million, and adjustments recorded directly to the balance sheet are expected to be approximately EUR 30 million.

The expected synergies from the acquisition have been further quantified and are now expected to be approximately EUR 50 million on an annual basis. The synergies are expected to be fully achieved in the second half of 2003.

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FINANCING

Net financial items were positive at EUR 0.4 million (EUR -10.1 million) due to positive foreign exchange rate differences related to hedging. In the previous year, the differences were negative. Interest expenses also decreased due to on average lower interest-bearing net debt as well as lower interest rates.

Interest-bearing net debt totaled EUR 232.3 million (EUR 203.9 million) at the end of the reporting period. Interest-bearing net debt increased by EUR 47.2 million compared to the year-end 2001 due to the debt drawn to finance the acquisition of Spacelabs Medical. Cash generated from operations totaled EUR 115.0 million (EUR 64.6 million). During the period, working capital was reduced by EUR 43.0 million, primarily due to lowered accounts receivable. Equity ratio was 50% and gearing 44%.

R&D EFFORTS AND CAPITAL EXPENDITURE

Research and development efforts were increased compared to the previous year in anesthesia and critical care as well as in diagnostic imaging, in both areas the increase was also due to acquisitions. Total group R&D expenses were EUR 58.6 million (EUR 47.7 million). As a share of revenues, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 9% for diagnostic imaging and 6% for infant care.

The Group’s capital expenditure was EUR 188.0 million (EUR 33.7 million) for the period, of which the acquisition of Spacelabs Medical accounted for EUR 148.9 million, including related costs. EUR 16.2 million (EUR 9.9 million) was invested in machinery and equipment, EUR 4.0 million (EUR 3.7 million) in buildings and land, and EUR 167.7 million (EUR 20.1 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 32.0 million (EUR 29.9 million).

OWN SHARES

The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

PURCHASE OF OWN SHARES, TRANSFER AND INCREASE IN SHARE CAPITAL

The Board of Directors of Instrumentarium Corporation has an authorization to decide to purchase the Company’s own shares using funds available for distribution of profits, as well as the transfer of shares purchased, or otherwise already held by the Company, of a maximum number of 2,400,000 shares. In addition, the Board of Directors has an authorization to increase share capital through a rights issue by a maximum of 4,800,000 new shares in one or several lots, deviating from the existing shareholders’

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pre-emptive rights. The authorizations are in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

BONUS SHARE ISSUE

On 25 March 2002, the Annual General Meeting of Instrumentarium Corporation decided to increase the Company’s share capital through a bonus issue, as a consequence the Company’s share capital and number of shares doubled. In connection with the bonus issue, the ratio between the share and the ADR quoted on the Nasdaq in the USA was changed, such that one ADR now corresponds to one share.

Following the bonus share issue and the subscription of shares with 1998A and 1998B stock options the Company has a share capital of EUR 96,438,644 and 48,219,322 shares.

PROSPECTS TO THE YEAR END

For the year as a whole, profitability in the Anesthesia and Critical Care segment is expected to improve over the level for the previous year. Profitability at Datex-Ohmeda is expected to increase according to the targets set for 2002. Spacelabs Medical is expected to show a positive operative result for the last quarter of the year. Activities at Deio are being developed in line with previously announced long-term goals.

In the Medical Equipment segment, the combined profitability of the Instrumentarium Imaging and Soredex divisions is expected to reach the same level as for the previous year. At Ohmeda Medical it is expected that sales of the Giraffe OmniBed neonatal carestation will start strongly in the final quarter of the year, although these sales will partially replace sales of other neonatal care products. Sales and operative result at Ohmeda Medical are expected to be somewhat lower than for the previous year.

Instrumentarium’s earnings per share is expected to reach the same level as for the previous year despite the significant non-recurring expenses to be recorded during the reporting year.

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INCOME STATEMENT	7-9/	7-9/	1-9/	1-9/	Change	1-12/
EUR million	2002	2001	2002	2001	%	2001

Net Sales	282.4	246.2	772.0	712.4	+8	1,025.4
Cost of goods sold	-136.5	-120.6	-367.4	-340.9	+8	-489.9

Gross Profit	146.0	125.6	404.6	371.5	+9	535.5

Selling and marketing expenses	-68.0	-56.8	-191.3	-172.8	+11	-244.1
Research and development expenses	-22.1	-15.4	-58.6	-47.7	+23	-66.6
General and administrative expenses	-26.7	-24.0	-75.4	-68.3	+10	-94.1
Other operating income and expenses, net	1.1	0.5	5.4	0.3		1.3

Operating profit before non-recurring items and amortization of goodwill	30.4	29.9	84.7	82.9	+2	132.0

Non-recurring operating income and expenses, net	-8.8	0.0	-5.6
Amortization of goodwill	-4.6	-4.2	-13.0	-12.3	+5	-16.5

Operating profit	17.0	25.7	66.2	70.6	-6	115.5

Financing income and expenses, net	-1.6	1.6	0.4	-10.1		-11.9

Income before extraordinary items	15.5	27.3	66.6	60.5	+10	103.6

Extraordinary income and expenses, net

Income after extraordinary items	15.5	27.3	66.6	60.5	+10	103.6

Income taxes *	-5.7	-8.4	-23.9	-19.4	+23	-31.4
Minority interest	-0.0	-0.0	-0.0	-0.0		-0.0

Net income	9.8	19.0	42.7	41.1	+4	72.1

*	Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

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DEVELOPMENT BY BUSINESS SEGMENT	7-9/	7-9/**	1-9/	1-9/**	Change	1-12/**
EUR million	2002	2001	2002	2001	%	2001

Net sales
Anesthesia and Critical Care	206.5	174.9	541.5	497.5	+9	718.4
Medical Equipment	51.4	40.7	147.7	118.5	+25	176.3
Optical Retail	24.4	24.8	78.5	77.0	+2	104.3
Other*	0.1	5.8	4.2	19.4	-78	26.4

	282.4	246.2	772.0	712.4	+8	1,025.4

Operating profit
Anesthesia and Critical Care	26.6	24.8	71.9	62.8	+15	104.8
Medical Equipment	4.8	3.0	8.7	10.9	-20	14.1
Optical Retail	1.3	2.1	7.3	7.7	-4	10.7
Other*	-2.3	0.0	-3.2	1.6		2.4

	30.4	29.9	84.7	82.9	+2	132.0

Non-recurring items	-8.8	0.0	-5.6
Amortization of goodwill	-4.6	-4.2	-13.0	-12.3	+5	-16.5

Operating profit	17.0	25.7	66.2	70.6	-6	115.5

*	Group administration and divested operations

**	Certain prior year balances have been reclassified to conform to the current year presentation

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BALANCE SHEET	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2002	2001	%	2001

ASSETS
NON-CURRENT ASSETS
Intangible assets Intangible rights	14.5	4.6	+219	4.5
Goodwill	279.0	260.3	+7	255.6
Other capitalized expenditures	6.3	6.5	-3	5.8
	299.8	271.3	+10	265.9

Tangible assets
Land and water areas	5.2	6.0	-14	6.1
Buildings	57.3	58.7	-2	62.8
Machinery and equipment	53.3	43.0	+24	43.8
Advance payments and assets under construction	3.0	2.5	+20	3.1
	118.8	110.3	+8	115.8

Investments
Shares and holdings in associated companies	0.2			0.1
Other shares and holdings	20.7	17.5	+19	15.2
Receivables from associated companies	0.1	0.2	-75	0.1
Loans receivable	19.1	8.9	+114	19.1
Treasury shares	4.1	4.1	0	4.1
	44.0	30.6	+44	38.5

CURRENT ASSETS Inventories	226.8	188.8	+20	175.4

Deferred tax asset	44.2	17.1	+158	14.4

Receivables
Accounts receivable	272.3	231.7	+18	292.0
Loans receivable	0.4	0.5	-26	1.5
Other receivables	13.0	18.5	-30	19.8
Prepaid expenses and accrued income	24.4	32.8	-25	18.5

	310.2	283.6	+9	331.8

Cash and cash equivalents	29.1	18.2	+60	23.8

TOTAL ASSETS	1,072.9	920.0	+17	965.6

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BALANCE SHEET	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2002	2001	%	2001

SHAREHOLDERS’ EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Share capital	96.4	48.2	+100	48.2
Share premium account	60.6	108.0	-44	108.0
Reserve for treasury shares	4.1	4.1	0	4.1
Other reserves	5.0	4.9	+2	4.9
Retained earnings	325.8	283.7	+15	285.1
Net income for the period	42.7	41.1	+4	72.1

Total shareholders’ equity	534.7	490.0	+9	522.4

Minority interest	0.3	0.2	+23	0.2

Provisions	14.2

LIABILITIES

Deferred tax liabilities	15.3	19.8	-23	22.6

Long-term liabilities
Loans from financial institutions	156.8	129.9	+21	130.0
Other long-term liabilities	9.9	6.8	+46	7.1

	166.7	136.6	+22	137.1

Short-term liabilities
Loans from financial institutions	102.9	91.6	+12	78.2
Advance payments	10.1	3.9	+158	3.8
Accounts payable	59.3	53.4	+11	58.7
Other short-term liabilities	20.8	15.5	+34	17.0
Accrued liabilities	148.5	108.9	+36	125.6

	341.6	273.3	+25	283.3

Total liabilities	523.7	429.7	+22	443.0

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,072.9	920.0	+17	965.6

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CASH FLOW STATEMENT	7-9/	7-9/	1-9/	1-9/	Change	1-12/
EUR million	2002	2001	2002	2001	%	2001

Cash flow from operating activities
Net income	9.8	19.0	42.7	41.1	+4	72.1
Adjustments to net income	27.1	21.5	56.6	65.4	-13	79.7
Change in working capital	5.0	-9.0	43.0	-13.9		-12.5

Net cash provided by (used in) operating activities before interests and taxes	41.9	31.5	142.4	92.6	+54	139.3

Interests paid	-1.9	-2.3	-5.6	-9.2	-39	-11.1
Taxes paid	-4.2	-5.3	-21.8	-18.8	+16	-26.8

Net cash provided by (used in) operating activities	35.8	23.9	115.0	64.6	+78	101.4

Cash flow from investing activities
Acquired companies and businesses	-127.8	-14.8	-127.8	-17.0	+653	-17.0
Investments in other non-current assets	-23.7	-7.2	-39.0	-16.5	+136	-26.3
Proceeds from disposition of companies and businesses	0.0		18.0	0.3	+7080	0.3
Proceeds from sale of other non-current assets	0.6	0.5	3.0	2.8	+7	3.4
Increase (-), decrease (+) in short-term investments	0.2	0.1	0.2	0.5	-53	-0.2
Increase (-), decrease (+) in other long-term investments			0.0			-10.2

Net cash provided by (used in) investing activities	-150.8	-21.3	-145.6	-29.9	+386	-50.0

Cash flow after investing activities	-115.0	2.6	-30.6	34.7		51.4

Cash flow from financing activities
Dividends paid			-28.9	-24.0	+20	-24.0
Proceeds from issuance of common shares	0.2		0.9
Increase (+), decrease (-) in short-term debt	27.4	8.2	38.2	2.0	+1803	-9.6
Increase (+), decrease (-) in long-term debt	101.9	-12.0	26.7	-16.9		-16.7

Net cash provided by (used in) financing activities	129.5	-3.8	36.8	-38.9		-50.4

Net increase (+), decrease (-) in cash and cash equivalents	14.5	-1.2	6.2	-4.2		1.0

Cash and cash equivalents at beginning of period	14.5	20.2	23.8	22.4	+6	22.4
Effect of exchange rate changes on cash	0.0	-0.8	-0.9	0.0		0.3

Cash and cash equivalents at end of period	29.1	18.2	29.1	18.2	+60	23.8

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PER SHARE DATA	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR	2002	2001	%	2001

Earnings per share	0.89	0.86	+3	1.50
Diluted earnings per share	0.86	0.86	0	1.50
Shareholders’ equity per share	11.06	10.13	+9	10.81
Adjusted average number of shares (in thousands)
Excluding diluting effect of stock options	47,969	47,946	+0	47,946
Including diluting effect of stock options	49,766	48,031	+4	48,170
Adjusted number of shares at the end of period (in thousands)	47,997	47,946	+0	47,946

NET SALES BY MARKET AREA	1-9/	1-9/	Change	1-12/
EUR million	2002	2001	%	2001

European Union	274.6	278.9	-2	395.5
of which Finland	70.3	78.6	-11	104.3
Rest of Europe	25.0	33.5	-25	47.3
North America	355.5	302.7	+17	442.7
Asia-Pacific	88.7	69.6	+27	100.8
Rest of the world	28.2	27.7	+2	39.0

Total	772.0	712.4	+8	1,025.4

	1-9/	1-9/	Change	1-12/
AVERAGE NUMBER OF EMPLOYEES	2002	2001	%	2001

In Finland	1,998	1,969	+1	1,990
Outside Finland	3,647	3,326	+10	3,327

Total	5,645	5,295	+7	5,317

Number of personnel at period end September 2002 was 6,309.

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COMMITMENTS AND CONTINGENCIES	Sept. 30,	Sept. 30,	Change	Dec. 31,
EUR million	2002	2001	%	2001

On behalf of Instrumentarium	28.0	25.2	+11	22.2
Pension commitments	0.2	0.2	+0	0.2

Total	28.2	25.4	+11	22.5

DERIVATIVE FINANCIAL INSTRUMENTS

Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair	Nominal	Fair	Nominal	Fair	Nominal
	value	value	value	value	value	value
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Dec. 31,	Dec. 31,
EUR million	2002	2002	2001	2001	2001	2001

Foreign exchange derivatives
Forwards	1.6	179.3	1.7	174.1	0.2	145.3
Options
Purchased	0.2	20.3	0.3	18.7	0.1	20.2
Written	0.0	9.7	-0.8	23.4	0.0	20.4
Interest rate derivatives
Futures and forwards			0.0	50.0	0.0	50.0
Options
Purchased	0.0	0.4	0.0	1.9	0.0	1.5

Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

Statements other than historical facts made in this Interim Report are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “estimates” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new

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product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2001 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, +358 10 394 3422
Sean Donovan, Director, Investor Relations, +358 10 394 3645

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 31, 2002	By: /s/ MATTI SALMIVUORI Matti Salmivuori Chief Executive Officer

Date: October 31, 2002	By: /s/ JUHANI LASSILA Juhani Lassila Group Treasurer